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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
           TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ROPAK CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               ROPAK CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  776670-10-1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                WILLIAM H. ROPER
                               ROPAK CORPORATION
                         660 S. STATE COLLEGE BOULEVARD
                        FULLERTON, CALIFORNIA 92631-5138
                        TELEPHONE NUMBER (714) 870-9757
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                        LAW OFFICE OF WILLIAM M. CURTIS
                              25241 BUCKSKIN DRIVE
                      LAGUNA HILLS, CALIFORNIA 92653-5736
                        TELEPHONE NUMBER (714) 831-0400

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

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Ropak Corporation, a Delaware corporation ("Ropak"), and the address of the principal executive offices of Ropak is 660 S. State College Boulevard, Fullerton, California 92631-5138. The title of the classes of equity securities to which this Statement relates is Ropak's common stock, par value $.01 per share (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer disclosed in a Schedule 14D-1 dated March 21, 1995 (the "Schedule 14D-1) of the bidder, LINPAC Mouldings Ltd., a United Kingdom corporation ("LINPAC"), a subsidiary of LINPAC Group, Ltd. The principal executive offices of LINPAC are located at Deykin Avenue, Witton, Birmingham B6 7HY, United Kingdom.

     The tender offer of LINPAC is to purchase and all outstanding shares of Common Stock at $11.00 per share net to the seller in cash and to pay cash consideration equal to $11.00 per share less the applicable option exercise price to Ropak employees who agree to the cancellation of their stock options. The tender offer is being made upon terms and subject to the conditions set forth in LINPAC's Offer to Purchase dated March 21, 1995 (the "Offer to Purchase") and in related letter of transmittal and other documents (collectively, the "Offer"). According to the Offer, the purpose of the Offer is to acquire publicly-held shares in Ropak.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the person filing this Statement is Ropak Corporation, 660 S. State College Boulevard, Fullerton, California 92631-5138.

     (b) Certain material contracts, agreements, arrangements and understandings, and any actual or potential conflicts of interest, between Ropak or its affiliates, on the one hand, and the executive officers, directors or affiliates of Ropak are disclosed at pages 3 to 6, pages 11 to 17 and page 19 of Ropak's Proxy Statement dated March 27, 1995 relating to its Annual Meeting of Stockholders to be held on May 16, 1995. A copy of such Proxy Statement is filed as Exhibit 10.1 to this Statement and the portions of such Proxy Statement referred to above are incorporated herein by reference.

EMPLOYMENT AGREEMENTS WITH ROPER BROTHERS

     Ropak has written employment agreements with William H. Roper, its Chairman and Chief Executive Officer; Robert E. Roper, its President; and C. Richard Roper, its Executive Vice President (collectively the "Roper Brothers"). Each of the Roper Brothers also serves as a member of Ropak's board of directors (the "Board"). These employment agreements commenced as of January 1, 1995 and were approved by the Board on February 24, 1995. The term of the agreement with William H. Roper is for one year expiring December 31, 1995; the term of the agreement with Robert E. Roper is for three years expiring December 31, 1997; and the term of the agreement with C. Richard Roper is for four years expiring December 31, 1998. The obligations of Ropak under each employment agreement have been guaranteed by LINPAC.

     The employment agreements provide for an annual base salary of $250,000 for each of the Roper Brothers. Commencing in 1995, each of the Roper Brothers will be eligible to participate in an incentive bonus program calculated in accordance with a formula for each fiscal year in which he remains employed. In general terms, if Ropak's Adjusted Earnings (as defined in the employment agreement) for the year exceeds that year's Target Base defined in the agreement, the Roper Brother will receive incentive compensation equal to 9.26% of the amount by which Ropak's Adjusted Earnings exceeded that year's Target Base up to a maximum allowable incentive bonus of $250,000 in any year. "Adjusted Earnings" generally is defined as Ropak's income from operations adjusted to eliminate extraordinary gains and losses unrelated to current year's operations, incentive compensation for executive and management employees and provisions for income taxes. The Target Base will be $7,871,000 for 1995, $11,628,000 for 1996, $15,760,000 for 1997 and

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

$20,306,000 for 1998. Any incentive bonus earned will be paid within 90 days after the end of the applicable fiscal year.

     The employment agreements require each Roper Brother to devote his full business time to the activities of Ropak while employed by Ropak and contain non-competition and confidentiality provisions in favor of Ropak. The non-competition covenants apply for a period of seven years following termination of employment. In consideration of non-competition and nondisclosure covenants, Ropak is obligated to pay each Roper Brother the aggregate sum of $1,320,000 payable in equal monthly installments over a term of six years commencing with the first month after the latter of: (i) the last month in which he is employed or (ii) the last month in which he is entitled to receive severance payments described below. In the event of his death or disability while employed or during such six year term, non-competition payments will continue to be made to his spouse or heirs for the remainder of the six year payment period.

     Each of the employment agreements provides the employee is entitled to severance pay if his employment is terminated, other than for cause or his voluntary resignation, equal to 150% of the amount of his base salary, payable monthly for the unexpired original term of his employment agreement. If a Roper Brother elects to resign or retire voluntarily prior to the expiration of the original term of his employment agreement, he is required (except in the event of death or disability) to provide at least six months' prior written notice to Ropak of the date of his voluntary retirement or resignation. Failure to provide six months' prior notice will relieve Ropak from liability to pay any incentive bonuses not previously paid to the Roper Brother who elected to retire or resign without the requisite prior notice.

     Each Roper Brother is entitled while employed to receive fringe benefits comparable to those generally available to all employees of Ropak, health insurance covering the Roper Brother and his spouse under Ropak's existing health plan or a comparable health insurance plan, the right of participation in Ropak's 401(k) retirement savings plan or a comparable retirement plan, continuation by Ropak of premium payments on one million dollar life insurance policies for the Roper Brother as presently constituted, and payment by Ropak following retirement or in the event of pre-retirement death or employment severance of benefits provided by the Ropak Supplemental Benefits Plan described below. In the case of Messrs. Robert and Richard Roper, Ropak will continue to cover the Roper Brother and his spouse under Ropak's existing or a comparable health plan at no cost to the Roper Brother until he attains the age of 65, notwithstanding termination of employment for any reason prior to attaining that age.

INDEMNIFICATION PROVISIONS

     Ropak's certificate of incorporation in the State of Delaware (the "Charter") contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts or acts or omissions which involve intentional misconduct or a knowing violation of law. Ropak's Charter also contains provisions providing indemnification to Ropak's directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

     In January 1995, Ropak amended its ByLaws and entered into indemnification agreements with each of its directors. These agreements and the ByLaw amendments confirm that Ropak agrees to indemnify its existing and former directors to the maximum extent permitted by the Delaware General Corporation Law against liabilities, including related attorneys' fees and other costs of defense, arising out of acts or omissions on the part of the individual in his capacity as a director, agent or fiduciary of Ropak. The obligation of Ropak to advance expenses under this commitment is subject to the condition that if a final judicial determination is made to the effect that the individual is not permitted to be so indemnified under applicable law, Ropak will be entitled to be reimbursed for all amounts paid. If the individual director is required to give evidence by way of deposition or as a witness at trial, Ropak has agreed to compensate the individual director at a per diem rate of $600 per day for each day or portion of a day devoted to attendance at depositions or as a witness at trial, but has no obligation to compensate the individual for time otherwise devoted to preparation as a witness.

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

     (c) The following summarizes information as to certain material contracts, agreements, arrangements and understandings, and any actual or potential conflicts of interest, between Ropak or its affiliates, on the one hand, and LINPAC or its executive officers, directors or affiliates, on the other hand.

RECENT EVENTS -- CHANGE IN CONTROL

  OPTION AGREEMENT AND PREVIOUS PROPOSED MERGER OFFERED BY LINPAC; REVIEW BY SPECIAL COMMITTEE AND WITHDRAWAL OF PROPOSED MERGER OFFER

     LINPAC owns 2,263,526 shares of Ropak's Common Stock, which represent 51.6% of the total shares currently outstanding and entitled to vote. LINPAC also owns $5.2 million in redeemable preferred shares of Ropak's Canadian subsidiary that are exchangeable without any additional payment, in whole or in part at the option of the holder, into Common Stock at the rate of $9.00 U.S. per share (i.e., nonvoting preferred shares convertible into a total of 577,777 shares of Common Stock).

     LINPAC has had a limited trading relationship with Ropak for more than 10 years and LINPAC purchased 366,032 shares of Common Stock in a private transaction with an institutional investor in June 1992. David A. Williams, the Managing Director of LINPAC, has served as a director of Ropak since October 1992. See also "Changes in Board of Directors" below.

     The Option Agreement and Proposed Merger

     On September 28, 1994, Ropak announced that three of its executive offices, directors and principal stockholders, William H. Roper, Robert E. Roper and C. Richard Roper, together with their spouses and certain family trusts under their control (collectively, the "Roper Family"), had entered into an agreement with LINPAC dated September 25, 1994 (the "Option Agreement"). The Option Agreement granted LINPAC an option, exercisable at any time through the close of business on February 28, 1995, to purchase up to 985,520 shares of Ropak's Common Stock ("Roper Shares") owned by the Roper Family. If all of that option had been exercised, LINPAC also received an option to purchase up to 132,000 shares of Common Stock covered by stock options ("Roper Options") held by three members of the Roper Family. For convenience of reference, the options granted to LINPAC are collectively referred to as the "LINPAC Purchase Option". The LINPAC Purchase Option covered shares then representing approximately 25.2% of Ropak's voting capital stock (assuming exercise by LINPAC of the Roper Options). The Option Agreement further provided that on or prior to February 28, 1995, the Roper Family had the right and option (the "Roper Sale Option") to require that LINPAC purchase all of the Roper Shares and Roper Options.

     During the term of the Option Agreement, LINPAC held proxies to vote all Common Stock owned by the Roper Family, which included all shares covered by the LINPAC Purchase Option plus 7,318 shares of Common Stock held by C. Richard Roper as custodian for his children. With certain exceptions, the proxies did not permit LINPAC (i) to vote for the election of any person as a director of Ropak not nominated by Ropak's current directors, (ii) to seek the removal of any of Ropak's current directors, (iii) to call a special meeting of Ropak's stockholders (other than a stockholders' meeting called for the purpose of seeking approval of a proposed merger of Ropak with a wholly-owned subsidiary of LINPAC), or (iv) to seek to take any action by means of a written consent of Ropak's stockholders.

     LINPAC was required by the Option Agreement to present an offer to Ropak's Board, containing terms and conditions summarized in the Option Agreement, to acquire the interests of all Ropak's Common stockholders in a proposed merger for a cash price of $10.50 per share of Ropak Common Stock (the "Proposed Merger"). The Proposed Merger was formally presented to Ropak for consideration by LINPAC on October 7, 1994.

     Had the Proposed Merger been consummated, the Option Agreement required that William H. Roper, Robert E. Roper and C. Richard Roper would remain in Ropak executive management positions at compensation rates specified in the Option Agreement for minimum periods ranging from one to four years after completion of the Proposed Merger. In each case, the Option Agreement also required seven year non-competition covenants after eventual termination of full time employment with additional payments to each of

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the three Roper executives over six years after termination of employment at
$220,000 per individual per annum.

     The option exercise price for both the LINPAC Purchase Option and the Roper Sale Option was $14.75 per share, a premium of $4.25 per share to the Proposed Merger price of $10.50 per share. Ropak has been advised by the Roper Family and LINPAC that this premium was intended to compensate Roper Family members for prospective loss of employment and non-competition compensation after 1995, discounted to present value, if the Proposed Merger could not be successfully completed by February 28, 1995. This premium would have been refunded in certain circumstances if the Roper Brothers obtained employment or noncompetition benefits through another transaction. Had the Proposed Merger been successfully completed, Roper Family members would have received $10.50 per share cash consideration contemplated for all Ropak stockholders by the Proposed Merger, plus their employment and non-competition agreements.

     Review by Special Committee and Related Matters

     A special committee of independent directors of Ropak's Board was formed effective on September 30, 1994 to review and evaluate the Proposed Merger offered by LINPAC and to make recommendations to Ropak's Board. Members of the special committee included then directors Douglas H. MacDonald, John H. Stafford and Terry L. Nagelvoort (the "Special Committee"). The Special Committee retained independent legal counsel and an independent investment banker to advise the Special Committee in connection with its review of the Proposed Merger and its evaluation of the $10.50 per share price offered by LINPAC. Under a letter agreement dated November 8, 1994, the Special Committee retained the investment banking firm of Wertheim Schroder & Co. Incorporated ("Wertheim Schroder") to advise the Special Committee in this process. The terms of this engagement provided for a fee payable to Wertheim Schroder of $200,000 for its services plus $50,000 payable at the closing, or upon termination, of the Proposed Merger. The letter agreement further provided that if Ropak elected to pursue a business combination with an entity other than LINPAC prior to June 30, 1995, Wertheim Schroder would receive a contingent fee equal to 1.25% of the aggregate consideration received by Ropak and its stockholders less any fees previously paid to Wertheim Schroder under the letter agreement. The agreement provides that Ropak will indemnify Wertheim Schroder and its controlling persons against certain liabilities including, among others, liabilities under the Federal securities laws.

     On December 1, 1994, Ropak's Board was advised the Special Committee had determined LINPACs' price to acquire Ropak in the Proposed Merger at a $10.50 per share to be inadequate. The Board was informed that the Special Committee had received a confidential report of Wertheim Schroder dated November 29, 1994 in which Wertheim Schroder had expressed a minimum to a maximum range that it believed would be fair to Ropak stockholders and informed the Board the proposed price of $10.50 per share was below that range. Neither the confidential report prepared for the Special Committee by Wertheim Schroder nor the minimum to maximum price range recommended by Wertheim Schroder were disclosed at that time to the Board or to representatives of Ropak, other than the Special Committee.

     In light of the Special Committee's determination, the Board authorized the Special Committee to consider and take certain appropriate actions in the best interests of the stockholders of Ropak, but refused the Special Committee's request (except with prior approval of a majority of the full Board) for authority to adopt or take actions to adopt a shareholder rights plan, commonly referred to as a "poison pill", or for other authority to issue Ropak securities with dilutive effect to the interests of other stockholders.

     The Special Committee, by a letter agreement dated December 13, 1994, amended its previous engagement letter with Wertheim Schroder. That amendment confirmed Wertheim Schroder had been retained by the Special Committee to represent the Special Committee with respect to a sale of Ropak whether such a transaction was a merger, sale of assets or sale of stock and whether consummated with LINPAC or any other party. The compensation arrangement was amended to delete the contingent fee for such a transaction equal to 1.25% of the aggregate consideration received by Ropak and its stockholders less any fees previously paid to Wertheim Schroder under the November 8, 1994 agreement. In lieu thereof, the amendment provided Wertheim Schroder would receive a contingent fee equal to 5% of any consideration

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received by Ropak and its stockholders to the extent such consideration exceeded a base amount under a formula relating to the Company's existing capitalization at $10.50 per share, less a credit for other fees previously paid Wertheim Schroder of $10,000 for each $0.50 increment over the $10.50 per share base amount up to a maximum credit of $50,000.

     LINPAC reported that during the period from September 30, 1994 (after the Proposed Merger was publicly announced) through November 29, 1994, it purchased 469,250 additional shares of Ropak's Common Stock not covered by the Option Agreement in open market and private transactions and also purchased, in a private transaction with an unaffiliated third party, preferred shares of Ropak Canada Inc. exchangeable at the holder's option for approximately 577,777 shares of Ropak Common Stock. In a series of standstill commitments made during the month of December 1994, LINPAC agreed with the Special Committee that LINPAC would not acquire additional shares of Ropak's capital stock from December 2, 1994 through December 22, 1994.

     On December 22, 1994, following several meetings of both the Special Committee and the full Board, the offer by LINPAC to enter into the Proposed Merger was withdrawn. In view of the withdrawal of that offer and the absence of any competitive offers from third parties requiring consideration, a majority of the Board voted on December 22, 1994 to disband the Special Committee by a vote of four directors in favor and three directors (those on the Special Committee) opposed. Ropak was advised at that time LINPAC intended to continue to evaluate its options as to its equity position in Ropak.

     In January 1995, special counsel for the Special Committee delivered to counsel for Ropak and the Roper Brothers a copy of the confidential report dated November 29, 1994 prepared for the Special Committee by Wertheim Schroder and minutes of proceedings of the Special Committee. The confidential report prepared for the Special Committee concluded that Wertheim Schroder deemed a range of $12.50 to $13.50 per share of Common Stock to be fair from a financial point of view to the stockholders of Ropak other than LINPAC and members of the Roper Family. A copy of the confidential report dated November 29, 1994 prepared for the Special Committee by Wertheim Schroder is filed as Exhibit 7 to this Statement.

  CHANGES IN BOARD OF DIRECTORS

     On January 23, 1995, Messrs. Terry L. Nagelvoort and John H. Stafford, members of the former Special Committee, resigned as members of the Board. Ropak did not receive a letter or other communication from these individuals which would indicate that their resignations resulted from a disagreement with Ropak on any matter relating to Ropak's operations, policies or practices.

     At a meeting of the Board held on January 26, 1995, the Board expanded the authorized number of directors from seven to nine members. To fill four vacancies on the Board resulting from the resignations of Messrs. Nagelvoort and Stafford and the expansion of the Board by two members, four nominees of LINPAC were elected to the Board effective as of February 1, 1995. The new directors include Messrs. John L. Doughty, Robert A. Lang, Nigel V. Roe and John Thorp, all of whom are executives of LINPAC or its affiliated U.S. subsidiary, LINPAC Inc.

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

     With the election of these directors, Ropak's directors and executive officers currently are as follows:

          NAME             AGE                    POSITIONS
-------------------------  ----    ----------------------------------------
William H. Roper            66     Chairman and Chief Executive Officer;
                                   Director
Robert E. Roper             62     President; Director
C. Richard Roper            59     Vice President and Secretary; Director
James R. Connell            57     Vice President, Materials Handling Group
James R. Dobell             45     Vice President, Canadian Container Group
Ronald W. Cameron           60     Vice President -- Finance, Treasurer and
                                   Chief Financial Officer
John L. Doughty             51     Director
Robert Alexander Lang       52     Director
Douglas H. MacDonald        69     Director
Nigel V. Roe                52     Director
John Thorp                  49     Director
David A. Williams           48     Director

     William H. Roper has served as the Chief Executive Officer of Ropak since June 1979 and as Chairman of its Board of Directors since August 1979. Prior to joining Ropak in 1979, he was employed as an executive in the plastic container industry for more than 10 years.

     Robert E. Roper has served Ropak as its President and a director since January 1978 and currently acts as its Chief Operating Officer, concentrating on management of United States container operations. Prior to co-founding Ropak in 1978, he was employed as an executive in the plastic container industry for approximately 10 years.

     C. Richard Roper has served Ropak as an executive officer and director since January 1978 and currently serves as Executive Vice President and its corporate Secretary, concentrating on design and engineering and management of raw materials purchases. Prior to co-founding Ropak in 1978, he was employed as an executive in the plastic container industry for approximately 10 years.

     James R. Connell has been employed as a Vice President of Ropak since February 1985 since Ropak's acquisition of Capilano Plastics Company Ltd. and Capilano Industries, Inc. (the "Capilano Companies"). Prior to his employment by Ropak, Mr. Connell was employed in various executive capacities by the Capilano Companies for approximately 11 years. From 1961 to 1972 he was employed in various marketing positions, including that of Marketing Manager, for IBM Canada, Ltd. Mr. Connell resides in California and is a citizen of Canada.

     James R. Dobell has served as a Vice President of Ropak since June 1986. He was employed by Ropak in February 1985 upon its acquisition of the Capilano Companies. Mr. Dobell was employed in various management capacities by the Capilano Companies for approximately 8 years prior thereto.

     Ronald W. Cameron has served as Vice President -- Finance and Treasurer of Ropak since February 1985. He was employed upon Ropak's acquisition of the Capilano Companies in 1985. Prior to his employment by Ropak, Mr. Cameron was employed as the chief financial officer of the Capilano Companies for approximately nine years. From 1973 to 1976 he was an executive with Hugh Russel Ltd. and its subsidiary, Russelsteel Ltd., Montreal, Quebec, and he was a financial officer with Hector Steel Industries, Calgary from 1967 to 1973. Mr. Cameron is a chartered accountant.

     John L. Doughty was elected a director of Ropak on February 1, 1995. Mr. Doughty is employed as Financial Director of LINPAC, Birmingham, England, and has served in that capacity since 1983. LINPAC is a wholly-owned subsidiary of LINPAC Group Limited, a privately-held company founded in 1959 and the second largest packaging company in the United Kingdom operating with corrugated, plastics packaging and industrial packaging divisions. LINPAC Group Limited manufactures a wide variety of plastic, paper and metal packaging products at approximately 50 manufacturing facilities, including eight in the United States,

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with over 7,000 employees worldwide. LINPAC acts as a distributor in Europe of
Ropak's materials handling bins and owns a majority of Ropak's issued and outstanding capital stock.

     Robert A. Lang was elected a director of Ropak on February 1, 1995. Mr. Lang is employed as Chief Operating Officer and Vice President of LinPac Inc., a United States subsidiary of LINPAC, and has served in that position for more than nine years. Mr. Lang has also served as a director of LINPAC Group Limited for approximately one year.

     Douglas H. MacDonald was elected a director of Ropak in May 1990. He has acted from time to time as a consultant to Ropak since February 1985 when he and others sold the Capilano Companies to Ropak. For more than five years prior to February 1985, Mr. MacDonald was an executive officer and principal stockholder of the Capilano Companies.

     Nigel V. Roe was elected a director of Ropak on February 1, 1995. Mr. Roe is employed as Secretary/Treasurer of LinPac Inc., a United States subsidiary of LINPAC. Mr. Roe has served in that position for more than 15 years.

     John Thorp was elected a director of Ropak on February 1, 1995. Mr. Thorp has served as a director of LINPAC since 1993. Prior to serving as a director of LINPAC, he was general manager of LINPAC's GPG Dunstable plant.

     David A. Williams was elected a director of Ropak in October 1992. Mr. Williams is the Managing Director and Chief Executive Officer of LINPAC, and has served in that capacity since 1982. He also serves as a director of LINPAC Group Limited, the parent of LINPAC.

     Ropak's certificate of incorporation in the State of Delaware provides that its Board of Directors shall consist of not less than three nor more than 12 directors, with the exact number to be fixed by the Board. The certificate of incorporation also provides for a classified Board of Directors, meaning that the Board is divided into three classes designated Class I, Class II and Class III, with each class to be as nearly equal in number as possible. Generally, the members of each class are elected for a term of three years and until their successors are elected and qualified, with one of the three classes of directors to be elected each year. The Board of Directors has fixed the number of directors at nine, with three directors in each of Class I, Class II and Class
III. The term of office of Class I directors, including Messrs. William H. Roper, Robert A. Lang and John L. Doughty, will expire at the 1997 annual meeting of stockholders. The term of office of Class II directors, including Messrs. Robert E. Roper, Nigel Roe and David A. Williams, will expire at the 1995 annual meeting of stockholders. The term of office of Class III directors, including Messrs. C. Richard Roper, Douglas H. MacDonald and John Thorp, will expire at the 1996 annual meeting of stockholders.

     Officers serve at the discretion of the Board of Directors. Except for William H. Roper, Robert E. Roper and C. Richard Roper, who are brothers, there are no family relationships between any of Ropak's directors and executive officers. There are no arrangements or understandings between any director and any other person pursuant to which any person was elected or nominated as a director except that Messrs. John L. Doughty, Robert A. Lang, Nigel Roe, John Thorp and David A. Williams were all designated for election as directors by LINPAC.

  SUBSEQUENT EVENTS

     Based upon LINPAC's reports filed with the Securities and Exchange Commission, LINPAC purchased 435,406 additional shares of the Company's Common Stock in open market and private transactions during the period from December 23, 1994 (after the expiration of its standstill commitments) through January 17, 1995. On February 10, 1995, LINPAC purchased 7,318 shares for $10.50 per share in a private transaction with C. Richard Roper as custodian for his children.

     Under an agreement dated February 20, 1995, the Roper Family members and LINPAC agreed to terminate the Option Agreement described above. LINPAC purchased 985,520 shares of Ropak's Common Stock from the Roper Family members on February 27, 1995 at $10.50 per share and paid $666,006 to the three Roper Brothers executives in consideration of the cancellation of their stock options covering 132,000

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

shares. The consideration paid for cancellation of the stock options represented the difference between $10.50 per share less the applicable option exercise price. Each of the three Roper Brothers concurrently entered into long-term employment and non-competition agreements with Ropak effective as of January 1, 1995 authorized by the Board which are guaranteed by LINPAC. See "Employment Agreements with Roper Brothers" above.

     As a condition to the sale of their shares, the Roper Family members required LINPAC to agree it would commence on or before April 30, 1995 or at the earliest practicable date thereafter consistent with applicable securities laws and regulations, a tender offer or institute other actions to offer all other Ropak stockholders an opportunity to sell their Common Stock for a cash price of not less than $10.50 per share or, in the alternative, of voting on a proposed merger transaction that would provide for payment of a cash price of not less than $10.50 per share if approved by the requisite vote of Ropak stockholders. The obligations of LINPAC under this agreement were to be suspended (i) if litigation or other legal or administrative proceedings were instituted that prevented LINPAC from such action or materially adversely affected LINPAC's ability to proceed with such action, or (ii) if there occurred any event or events then unanticipated by the parties that in the reasonable judgment of the parties materially and adversely affected the valuation of Ropak.

     Based upon information known to Ropak's management, as of March 20, 1995 LINPAC owned 2,263,526 shares of Ropak's Common Stock (or approximately 51.6% of the total 4,386,162 shares outstanding) plus preferred shares of Ropak Canada Inc. exchangeable at the holder's option for approximately 577,777 shares of Ropak's Common Stock. Assuming full exchange of Ropak Canada's preferred stock into 577,777 shares of Ropak's Common Stock, LINPAC's beneficial pro forma ownership of an aggregate of 2,841,303 shares of Ropak's Common Stock would represent approximately 57.2% of the pro forma outstanding shares (assuming no other outstanding options are exercised). In addition to exchange rights of Ropak Canada's preferred stock, there are outstanding stock options covering a total of 218,950 shares of Ropak's Common Stock as of the date of this Statement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     At a meeting held on March 21, 1995, Ropak's Board of Directors (the "Board") met to consider the Offer and the recommendation of Ropak's Board.

     The Board determined that the Board as a whole is unable to take a position with respect to the Offer because a majority of the Board, i.e. five of its nine incumbent directors, are employees of LINPAC or its affiliates, the entity making the Offer. The Board members employed by LINPAC or its affiliates include John L. Doughty, Robert A. Lang, Nigel V. Roe, John Thorp and David A. Williams.

     Three of the Board members, i.e. Messrs. William H. Roper, Robert E. Roper and C. Richard Roper, may be deemed to have a potential conflict of interest in making any recommendation as to the Offer because they have each sold all of their equity interests in Ropak to LINPAC at $10.50 per share of Common Stock (see "Recent Events -- Change in Control" in Item 3 above) and concurrently entered into employment agreements with Ropak which are guaranteed by LINPAC (see "Employment Agreements with Roper Brothers" in Item 3 above). The Roper Brothers have individually advised the Board that they each believe the Offer is fair to the stockholders of Ropak and recommend that stockholders give favorable consideration to accepting the Offer.

     The remaining Board member, Douglas H. MacDonald, has advised the Board that he expresses no opinion as to the Offer and is remaining neutral. Mr. MacDonald was a member of the former Special Committee of the Board that previously advised the Board it found the Merger Proposal price of $10.50 per share to be inadequate and Mr. MacDonald has confirmed that he concurred with other members of the Special Committee as to that conclusion. Mr. MacDonald has also informed the Board that he intends to accept the Offer as to all 7,260 shares of Common Stock beneficially owned by him.

  REASONS OF THE ROPER BROTHERS IN SUPPORTING THE OFFER

     The Roper Brothers have advised the Board that they each believe LINPAC's Offer is fair to the stockholders of Ropak and recommend that stockholders favorably consider accepting LINPAC's Offer. In reaching their conclusion, the Roper Brothers analyzed a variety of factors. Their statement in support of the Offer is set forth in a letter to Ropak's stockholders dated March 27, 1995 from William H. Roper, a copy of which is filed as Exhibit 2 to this Statement, reading in pertinent part as follows:

          "At a meeting held on March 21, 1995, Ropak's Board of Directors (the "Board") met to consider LINPAC's tender offer. The Board is heavily weighted with parties having relationships with LINPAC and, therefore, did not take a position either favorable or unfavorable.

          "Messrs. William H. Roper, Robert E. Roper and C. Richard Roper (the "Roper Brothers") have each sold all of their equity interests in Ropak to LINPAC on February 27, 1995 at $10.50 per share of common stock and concurrently entered into employment agreements with Ropak that are guaranteed by LINPAC. For further information as to these transactions, we refer you to the proxy materials enclosed.

          "The Board and the Roper Brothers believe that you, a Ropak stockholder, must be given the opportunity to come to your own independent decision as to whether acceptance of LINPAC's offer is in your best interests and to then act accordingly. The Roper Brothers believe the LINPAC tender offer at $11.00 per share is fair and recommend that stockholders favorably consider its acceptance.

          "It is significant that several stockholders of Ropak have accepted prices in privately-negotiated transactions ranging from $10.50 per share to $11.00 per share for sales of their equity interests in Ropak common stock including institutional investors (such as Fidelity Management & Research Co., Harvest Management Group, Bear Stearns Securities Corp. and Chesapeake Partners), the Roper Brothers and a former director of Ropak who served as Chairman of the Special Committee which found LINPAC's previous proposal to be inadequate. Equally as significant is the indicated willingness by other officers, directors and senior management to accept the LINPAC tender offer of $11.00 per share.

          "LINPAC currently owns 51.6% of the total outstanding common stock, plus preferred shares of a Canadian subsidiary exchangeable for additional shares that offer LINPAC the option of increasing its total beneficial ownership to 57.2% before any additional shares are purchased through its tender offer.

          "It is LINPAC's present intent to cause Ropak to make an application for termination of the registration of Ropak's common stock on the Nasdaq National Market and under the Securities Exchange Act of 1934 after the purchase of tendered shares if the requirements for termination of such registrations are satisfied.

          "LINPAC has stated it does not intend to sell its equity interest in Ropak and would not currently approve any proposed business combination involving Ropak and another third party. It is not likely that another suitor would enter the bidding in light of LINPAC's controlling position.

          "I again re-emphasize the Board of Directors as a whole makes no recommendation to any stockholder whether to tender or refrain from tendering their shares. Stockholders must make their own decision and should consult their individual financial advisers.

          "I do not hesitate, however, to personally recommend your acceptance of this offer. The $10.50 per share price was the result of strenuous negotiations in all of our best interests. LINPAC has now improved this by offering $11.00 per share timed so every stockholder has direct access to the most current financial information available."

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Ropak does not presently intend to employ or retain any person on its behalf to make solicitations or recommendations to security holders of Ropak in connection with the Offer. Officers of Ropak may advise employees and stockholders of Ropak of the Offer by mail, E-mail, telephone or personal interview. Such persons will receive no additional compensation for these activities. Brokerage houses and other nominees, fiduciaries and custodians nominally holding shares of Common Stock of record will be requested to forward materials concerning the Offer to the beneficial owners of such shares, and will be reimbursed by Ropak or LINPAC for their reasonable charges and expenses in connection therewith.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) The following transactions in securities of Ropak were effected during the past 60 days by executive officers, directors and affiliates of Ropak:

          On February 10, 1995, LINPAC purchased 7,318 shares of Common Stock for price of $10.50 per share in a private transaction with C. Richard Roper in his capacity as custodian for two of his children. C. Richard Roper is an executive officer and director of Ropak

          On February 27, 1995, LINPAC purchased 985,520 shares of Common Stock for the price of $10.50 per share from William H. Roper, Robert E. Roper,
     C. Richard Roper, their spouses and certain family trusts affiliated with them. William H. Roper, Robert E. Roper and C. Richard Roper are each executive officers and directors of Ropak. The selling stockholders and number of shares sold by each of them in this transaction were as follows:

            William H. Roper and/or Ruth S. Roper................   225,134 shares
            William H. Roper, Trustee of the Roper Family
              Trust..............................................    79,395 shares
            Robert E. Roper and/or Nancy L. Roper................   252,554 shares
            Robert E. Roper, Trustee of the Roper Family Trust...    79,394 shares
            C. Richard Roper and/or Margo J. Roper...............   269,949 shares
            C. Richard Roper, Trustee of the Roper Family
              Trust..............................................    79,394 shares

          On February 27, 1995, William H. Roper, Robert E. Roper and C. Richard Roper each agreed to the cancellation of certain stock options held by them under Ropak's 1991 Stock Option Plan. Each of these individuals received from LINPAC a payment equal to $5.0455 per share for the shares covered by the cancelled stock options, representing the difference between $10.50 per share less the option exercise price of $5.4545 per share in consideration of the cancellation of these options.

          On March 6, 1995, Jet Partners, an affiliate of Terry L. Nagelvoort, sold to Ropak for cancellation all rights to purchase 36,602 1/2 shares of Common Stock represented by certain common stock purchase warrants issued by Ropak in 1985 and expiring on June 30, 1995. Terry L. Nagelvoort is a former director of Ropak and resigned his position as a director on January 23, 1995. The price paid by Ropak for the cancellation of these warrants was $5.5359 per warrant ($202,628 in total), representing the difference between $11.00 per warrant less the warrant exercise price of $5.4641 per share.

     (b) To the best knowledge of Ropak, the only directors and executive officers of Ropak who currently own outstanding shares of Common Stock and stock options, other than through participation in Ropak's 401(k) Savings Incentive Plan, include the following persons. Ropak has been advised that each of these individuals intends to tender all of the Common Stock and stock options listed in the following table to LINPAC pursuant to the Offer.

            Douglas H. MacDonald, Director...................... 7,260 shares(1)
            James R. Connell,
              Vice President, Materials Handling Group.......... 39,802  shares(2)
                                                                 27,390 options(3)
            James R. Dobell,
              Vice President, Canadian Container Group.......... 13,095  shares(4)
                                                                 38,390 options(5)
            Ronald W. Cameron,
              Vice President -- Finance, Chief Financial
              Officer........................................... 25,251  shares(6)
                                                                 30,890 options(7)

---------------

(1) Represents shares owned by Admac Holdings Ltd., a family corporation controlled by Mr. MacDonald.

(2) Includes 17,800 shares directly owned by Mr. Connell plus 22,002 shares owned by his spouse.

(3) Includes options expiring on May 17, 1995 covering 10,890 shares, options expiring on February 19, 1996 covering 11,500 shares, and options expiring on February 7, 1999 covering 5,000 shares, all of which are fully vested as of January 26, 1995. The expiration date of the options expiring on May 17, 1995 may be accelerated upon 30 days' prior notice at the option of Ropak if the fair market value of the Common Stock equals or exceeds $13 7/8.

(4) Includes 12,840 shares directly owned by Mr. Dobell plus 255 shares owned by his spouse.

(5) Includes options expiring on May 17, 1995 covering 10,890 shares and options expiring on February 19, 1996 covering 27,500 shares, all of which are fully vested as of January 26, 1995. The expiration date of the options expiring on May 17, 1995 may be accelerated upon 30 days' prior notice at the option of Ropak if the fair market value of the Common Stock equals or exceeds
    $13 7/8.

(6) Represents shares directly owned by Mr. Cameron.

(7) Includes options expiring on May 17, 1995 covering 10,890 shares, options expiring on February 19, 1996 covering 17,500 shares, and options expiring on February 7, 1999 covering 2,500 shares, all of which are fully vested as of January 26, 1995. The expiration date of the options expiring on May 17, 1995 may be accelerated upon 30 days' prior notice at the option of Ropak if the fair market value of the Common Stock equals or exceeds $12 1/4.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT

     (a) Ropak is not at present engaged in any negotiations in response to the Offer which relates to or would result in (1) an extraordinary transaction such as a merger or reorganization involving Ropak or any subsidiary of Ropak, (2) a purchase, sale or transfer of a material amount of assets by Ropak or any subsidiary of Ropak, (3) a tender offer for, or other acquisition of, securities by or of Ropak, or (4) any material change in the present capitalization or dividend policy of Ropak.

     (b) There are no transactions, board resolutions, agreements in principle or signed contracts to which Ropak is a party in response to the Offer which relate to or would result in one or more of the matters referred to in clauses
(1), (2), (3) or (4) of paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

INTENTIONS OF LINPAC

     The Offer to Purchase states that it is the present intent of LINPAC to cause Ropak to make an application for the termination of the registration of Ropak's Common Stock on the Nasdaq National Market and under the Securities Exchange Act of 1934, as amended, as soon as practicable after the purchase of validly tendered shares pursuant to the Offer if the requirements for termination of such registration are met. Requirements of the National Association of Securities Dealers, Inc. ("NASD") for continued listing in the Nasdaq National Market include, among other, that the issue have at least 200,000 publicly held shares held by at least 400 stockholders or 300 stockholders of round lots, with a market value of at least $1 million. If these standards are not met, the Common Stock may nevertheless continue to be quoted on the Nasdaq "additional list" or in one of the "local lists". If the number of holders of Common Stock were to fall below 300 stockholders or if the number of publicly held shares were to fall below 100,000 or if there were not at least two registered and active market makers for the Common Stock, the NASD rules provide that the Common Stock would no longer be qualified for Nasdaq reporting and Nasdaq would cease to provide quotations. If the Common Stock no longer meets the requirements of the NASD for quotations in the Nasdaq system, it is probable the Common Stock would no longer constitute "margin securities" for purposes of regulations of the Federal Reserve Board and therefore could no longer be used as collateral for margin loans made by broker/dealers.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Offer to Purchase indicates that following the completion of the Offer, LINPAC will consider all of its alternatives, including acquiring Common Stock not tendered through the Offer through purchases or a merger in which Common Stock not held by LINPAC would be converted into cash.

     Ropak is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" as defined with an "interested stockholder" as defined for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in a prescribed manner. A "business combination" for this purpose includes mergers, asset sales, stock sales and other transactions resulting in a disproportionate financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% of a publicly-held Delaware corporation's outstanding voting stock.

     LINPAC became an "interested stockholder" in Ropak under Section 203 of the Delaware General Corporation Law on September 25, 1994 as a result of the Option Agreement described in Item 3 of this Statement. Under Section 203 as currently in effect, prior to September 25, 1997 any merger proposed by LINPAC would require approval at a meeting of Ropak's stockholders by the affirmative vote of at least 66 2/3% of the Common Stock not owned by LINPAC. After September 25, 1997, LINPAC could effect a merger without a vote of Ropak stockholders pursuant to the short form merger provisions of the Delaware General Corporation Law if LINPAC then owns 90% or more of the outstanding Common Stock. If LINPAC then owned less than 90% of the outstanding Common Stock, any merger after September 25, 1997 would require approval by a vote of the holders of a majority of the outstanding voting stock.

ROPAK CHARTER PROVISIONS AS TO CERTAIN TRANSACTIONS WITH AN INTERESTED
STOCKHOLDER

     Article NINTH of Ropak's certificate of incorporation in the State of Delaware (the "Charter") includes certain minimum price and procedural requirements (the "Fair Price Provisions") in connection with certain Business Combinations (as defined in the Fair Price Provisions) with an Interested Stockholder (as defined in the Fair Price Provisions) of Ropak. The Offer by LINPAC is not subject to the Fair Price Provisions, among other reasons because it does not involve a "Business Combination" as that term is defined. As long as LINPAC owns in excess of 5% of the outstanding Common Stock, LINPAC will be considered an Interested Stockholder for purposes of the Fair Price Provisions. Depending on the circumstances, the Fair Price Provisions might apply to certain business combinations involving Ropak that LINPAC may consider or propose in the future. Ropak cannot predict what further corporate transactions, if any, LINPAC may propose after the Offer has been completed.

     A "Business Combination" for purposes of the Fair Price Provisions includes the following transactions: (1) a merger or consolidation of Ropak or any of its subsidiaries with an Interested Stockholder [or any person who is then or thereafter becomes an Affiliate or Associate (as defined) of an Interested Stockholder], (2) the sale or other disposition by the company or any of its subsidiaries of assets valued at $25 million or more if an Interested Stockholder (or any person who is then or thereafter becomes an Affiliate or Associate thereof) is a party to the transaction, (3) the issuance of stock or other securities of Ropak or any of its subsidiaries to an Interested Stockholder (or any other person who is then or thereafter becomes an Affiliate or Associate thereof) in exchange for consideration of any kind valued at $25 million or more, (4) the adoption of any plan or proposal for the liquidation or dissolution of Ropak proposed by or on behalf of an Interested Stockholder (or any person who is then or thereafter becomes an Affiliate or Associate thereof) or (5) any reclassification of securities, recapitalization of Ropak, merger or consolidation of Ropak with any of its subsidiaries or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding stock (or securities convertible into stock) of any class of Ropak or any of its subsidiaries beneficially owned by an Interested Stockholder (or any person who is then or thereafter becomes an Affiliate or Associate thereof).

     The Fair Price Provisions require that in order to complete a Business Combination, an Interest Stockholder must satisfy certain minimum price and procedural requirements. These requirements are not applicable, however, to proposed business combinations approved by a majority of the Continuing Directors (as defined in the Fair Price Provisions) or by holders of at least 80% of the outstanding Common Stock including Common Stock held by the Interested Stockholder.

     The Continuing Directors include only those members of the Board who are not affiliated with, or a representative of, an Interested Stockholder and were directors before an Interested Stockholder became an Interested Stockholder and any successors to such Continuing Directors who are not affiliated with, or a representative of, an Interested Stockholder and were recommended by a majority of the Continuing Directors then on the Board. Five of the nine directors on Ropak's Board are employees of LINPAC or its subsidiary and thus would not be considered Continuing Directors for purposes of the Fair Price Provisions. The current members on Ropak's Board who are Continuing Directors include Messrs. Douglas H. MacDonald, William H. Roper, Robert E. Roper and C. Richard Roper.

     If LINPAC owns at least 80% of the outstanding Common Stock after completion of the Offer, then LINPAC would have sufficient voting power to approve either (i) a Business Combination without the necessity of satisfying the minimum price and procedural requirements of the Fair Price Provisions, or
(ii) an amendment to Ropak's certificate of incorporation to eliminate the Fair Price Provisions. A copy of the Fair Price Provisions of Ropak's Charter is filed as Exhibit 60 to this Statement.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 10.1    Proxy Statement of Ropak Corporation dated March 27, 1995 relating to its Annual
                Meeting of Stockholders to be held on May 16, 1995, of which pages 3 to 6, pages
                11 to 17 and page 19 are incorporated herein by reference.
Exhibit 10.2    Letter dated March 27, 1995 to Stockholders of Ropak Corporation.
Exhibit 10.3    Press Release of Ropak Corporation dated March 21, 1995.
Exhibit 10.4    Agreement dated September 25, 1994 among LinPac Mouldings Ltd., LinPac Mouldings,
                Inc., William H. Roper and Ruth Roper, Robert E. Roper and Nancy Roper, C.
                Richard Roper and Margo Roper, William H. Roper as Trustee of the Roper Family
                Trust, William H. Roper as Trustee of the Roper Family Trust FBO William H.
                Roper, Robert E. Roper as Trustee of the Roper Family Trust FBO Robert E. Roper
                and/or Children, and C. Richard Roper as Trustee of the Roper Family Trust FBO C.
                Richard Roper and/or Children.
Exhibit 10.5    Letter agreement dated November 8, 1994 between the Special Committee of the
                Board of Directors of Ropak Corporation and Wertheim Schroder & Co. Incorporated.
Exhibit 10.6    Letter agreement dated December 13, 1994 between the Special Committee of the
                Board of Directors of Ropak Corporation and Wertheim Schroder & Co. Incorporated.
Exhibit 10.7    Confidential Presentation dated November 29, 1994 to the Special Committee of the
                Board of Directors of Ropak Corporation by Wertheim Schroder & Co. Incorporated.
Exhibit 10.8    Stock Purchase Agreement dated February 10, 1995 between LINPAC Mouldings Limited and C. Richard Roper as custodian for Cathy Diane Roper.
Exhibit 10.9    Stock Purchase Agreement dated February 10, 1995 between LINPAC Mouldings Limited and C. Richard Roper as custodian for Robert Richard Roper.
Exhibit 10.10   Stock Purchase Agreement dated February 27, 1995 between LINPAC Mouldings Limited and William H. Roper, Ruth Roper, Robert E. Roper, Nancy Roper, C. Richard Roper,
                Margo Roper, William H. Roper as Trustee, Robert E. Roper as Trustee and C.
                Richard Roper as Trustee.
Exhibit 10.11   Side Letter Agreement dated February 27, 1995 between LINPAC Mouldings Limited and William H. Roper, Ruth Roper, Robert E. Roper, Nancy Roper, C. Richard Roper,
                Margo Roper, William H. Roper as Trustee, Robert E. Roper as Trustee and C.
                Richard Roper as Trustee.

Exhibit 10.12   Assignment of Claims dated February 27, 1995 between LINPAC Mouldings Limited and
                William H. Roper, Ruth Roper, Robert E. Roper, Nancy Roper, C. Richard Roper,
                Margo Roper, William H. Roper as Trustee, Robert E. Roper as Trustee and C.
                Richard Roper as Trustee.
Exhibit 10.13   Employment Agreement dated as of January 1, 1995 between Ropak Corporation and
                William H. Roper.
Exhibit 10.14   Continuing Guaranty dated February 20, 1995 executed by LINPAC Mouldings Limited as to Ropak Corporation employment agreement with William H. Roper.
Exhibit 10.15   Employment Agreement dated as of January 1, 1995 between Ropak Corporation and
                Robert E. Roper.
Exhibit 10.16   Continuing Guaranty dated February 20, 1995 executed by LINPAC Mouldings Limited as to Ropak Corporation employment agreement with Robert E. Roper.
Exhibit 10.17   Employment Agreement dated as of January 1, 1995 between Ropak Corporation and C.
                Richard Roper.
Exhibit 10.18   Continuing Guaranty dated February 20, 1995 executed by LINPAC Mouldings Limited as to Ropak Corporation employment agreement with C. Richard Roper.
Exhibit 10.19   Indemnification Agreement dated January 18, 1995 between Ropak Corporation and
                William H. Roper.
Exhibit 10.20   Indemnification Agreement dated January 18, 1995 between Ropak Corporation and
                Robert E. Roper.
Exhibit 10.21   Indemnification Agreement dated January 18, 1995 between Ropak Corporation and C.
                Richard Roper.
Exhibit 10.22   Indemnification Agreement dated January 18, 1995 between Ropak Corporation and
                Douglas H. MacDonald.
Exhibit 10.23   Indemnification Agreement dated January 18, 1995 between Ropak Corporation and
                Terry L. Nagelvoort.
Exhibit 10.24   Indemnification Agreement dated January 18, 1995 between Ropak Corporation and
                John H. Stafford.
Exhibit 10.25   Indemnification Agreement dated January 18, 1995 between Ropak Corporation and
                David A. Williams.
Exhibit 10.26   Form of Indemnification Agreement dated February 1, 1995 between Ropak
                Corporation and John L. Doughty.
Exhibit 10.27   Form of Indemnification Agreement dated February 1, 1995 between Ropak
                Corporation and Robert Alexander Lang.
Exhibit 10.28   Form of Indemnification Agreement dated February 1, 1995 between Ropak
                Corporation and Nigel Victor David Roe.
Exhibit 10.29   Form of Indemnification Agreement dated February 1, 1995 between Ropak
                Corporation and John Thorp.
Exhibit 10.30   Ropak Corporation's 1988 Incentive Stock Option Plan, as amended February 24,
                1994.
Exhibit 10.31   Ropak Corporation's 1991 Stock Option Plan as amended on February 24, 1994.
Exhibit 10.32   Stock option agreement granted February 19, 1991 to William H. Roper under 1991
                Stock Option Plan.
Exhibit 10.33   Letter dated February 27, 1995 executed by William H. Roper agreeing to cancellation of stock option agreement granted February 19, 1991.
Exhibit 10.34   Stock option agreement granted February 19, 1991 to C. Richard Roper under 1991
                Stock Option Plan.

Exhibit 10.35   Letter dated February 27, 1995 executed by C. Richard Roper agreeing to cancellation of stock option agreement granted February 19, 1991.
Exhibit 10.36   Stock option agreement granted February 19, 1991 to Robert E. Roper under 1991
                Stock Option Plan.
Exhibit 10.37   Letter dated February 27, 1995 executed by Robert E. Roper agreeing to cancellation of stock option agreement granted February 19, 1991.
Exhibit 10.38   Stock option agreement granted February 19, 1991 to James R. Connell under 1991
                Stock Option Plan.
Exhibit 10.39   Stock option agreement granted February 19, 1991 to James R. Dobell under 1991
                Stock Option Plan.
Exhibit 10.40   Stock option agreement granted February 19, 1991 to Ronald W. Cameron under 1991
                Stock Option Plan.
Exhibit 10.41   Stock option agreement granted May 17, 1990 to James R. Connell under 1988 Stock
                Option Plan.
Exhibit 10.42   Stock option agreement granted May 17, 1990 to James R. Dobell under 1988 Stock
                Option Plan.
Exhibit 10.43   Stock option agreement granted May 17, 1990 to Ronald W. Cameron under 1988 Stock
                Option Plan.
Exhibit 10.44   Stock option agreement granted February 7, 1994 to James R. Connell under 1988
                Stock Option Plan.
Exhibit 10.45   Stock option agreement granted February 7, 1994 to Ronald W. Cameron under 1988
                Stock Option Plan.
Exhibit 10.46   Common Stock Purchase Warrant dated July 1, 1985 covering 25,000 shares exercisable at $8.00 per share until June 30, 1990, issued by Ropak Corporation to Jet Partners.
Exhibit 10.47   Letter agreement dated November 28, 1989 extending expiration date for Jet
                Partners Common Stock Purchase Warrant to June 30, 1995.
Exhibit 10.48   Letter dated October 17, 1994 from Ropak Corporation to Jet Partners confirming adjustments to Common Stock Purchase Warrants resulting from prior stock dividends.
Exhibit 10.49   Letter agreement dated March 3, 1995 between Ropak Corporation and Jet Partners for the repurchase of 36,602 1/2 Common Stock Purchase Warrants.
Exhibit 10.50   Ropak Corporation's Supplemental Employee Benefits Plan, as amended and restated
                December 1, 1994, together with Supplemental Employee Benefits Agreements dated
                October 22, 1987 with the following employees: William H. Roper, Robert E. Roper,
                C. Richard Roper, James R. Dobell, Ronald W. Cameron and James R. Connell.
Exhibit 10.51   Trust Agreement under the Ropak Corporation's Supplemental Employee Benefits Plan
                dated December 1, 1994 between the Ropak Corporation and Wells Fargo Bank.
Exhibit 10.52   Letter dated March 15, 1995 executed by Douglas H. MacDonald expressing his intent to tender shares
Exhibit 10.53   Letter dated March 15, 1995 executed by James R. Connell expressing his intent to tender shares and options
Exhibit 10.54   Letter dated March 15, 1995 executed by James R. Dobell expressing his intent to tender shares and options
Exhibit 10.55   Letter dated March 15, 1995 executed by Ronald W. Cameron expressing his intent to tender shares and options
Exhibit 10.56   License Agreement dated December 31, 1979 between Ropak Corporation, William H.
                Roper, Robert E. Roper, Charles Richard Roper, Elvere Roper and Ralph A. Miller
                as to Ropak Corporation's license of certain trademark, patent and know-how rights.
Exhibit 10.57   Amendment dated as of November 1, 1985 to License Agreement as to Ropak
                Corporation's license of certain trademark, patent and know-how rights.
Exhibit 10.58   Lease dated January 25, 1984 between Ropak Corporation and Sixty-Sixty Limited as to Ropak Corporation's lease of premises located at 660 South State College
                Blvd., Fullerton, California.
Exhibit 10.59   Addendum dated October 31, 1985 to Lease of premises located at 660 South State
                College Blvd., Fullerton, California.
Exhibit 10.60   Article NINTH to the Certificate of Incorporation of Ropak Corporation relating to certain Business Combinations with an Interested Stockholder.
Exhibit 10.61   Section 9 of Article SIXTH to the Certificate of Incorporation of Ropak
                Corporation relating to indemnification of directors and officers.
Exhibit 10.62   Article X to the ByLaws of Ropak Corporation relating to indemnification of directors and officers.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct as of the date thereof.

Dated: March 27, 1995.

                                        ROPAK CORPORATION

                                        By:     /s/  WILLIAM H. ROPER
                                             ----------------------------
                                                   William H. Roper
                                               Chairman of the Board and
                                                Chief Executive Officer

                                   EXHIBIT INDEX

                                                                                                 SEQUENTIALLY
  EXHIBIT                                                                                          NUMBERED
  NUMBER                                  DESCRIPTION                                               PAGE
  -------                                 -----------                                            ------------
Exhibit 10.1    Proxy Statement of Ropak Corporation dated March 27, 1995 relating to its Annual
                Meeting of Stockholders to be held on May 16, 1995, of which pages 3 to 6, pages
                11 to 17 and page 19 are incorporated herein by reference.
Exhibit 10.2    Letter dated March 27, 1995 to Stockholders of Ropak Corporation.
Exhibit 10.3    Press Release of Ropak Corporation dated March 21, 1995.
Exhibit 10.4    Agreement dated September 25, 1994 among LinPac Mouldings Ltd., LinPac Mouldings,
                Inc., William H. Roper and Ruth Roper, Robert E. Roper and Nancy Roper, C.
                Richard Roper and Margo Roper, William H. Roper as Trustee of the Roper Family
                Trust, William H. Roper as Trustee of the Roper Family Trust FBO William H.
                Roper, Robert E. Roper as Trustee of the Roper Family Trust FBO Robert E. Roper
                and/or Children, and C. Richard Roper as Trustee of the Roper Family Trust FBO C.
                Richard Roper and/or Children.
Exhibit 10.5    Letter agreement dated November 8, 1994 between the Special Committee of the
                Board of Directors of Ropak Corporation and Wertheim Schroder & Co. Incorporated.
Exhibit 10.6    Letter agreement dated December 13, 1994 between the Special Committee of the
                Board of Directors of Ropak Corporation and Wertheim Schroder & Co. Incorporated.
Exhibit 10.7    Confidential Presentation dated November 29, 1994 to the Special Committee of the
                Board of Directors of Ropak Corporation by Wertheim Schroder & Co. Incorporated.
Exhibit 10.8    Stock Purchase Agreement dated February 10, 1995 between LINPAC Mouldings Limited and C. Richard Roper as custodian for Cathy Diane Roper.
Exhibit 10.9    Stock Purchase Agreement dated February 10, 1995 between LINPAC Mouldings Limited and C. Richard Roper as custodian for Robert Richard Roper.
Exhibit 10.10   Stock Purchase Agreement dated February 27, 1995 between LINPAC Mouldings Limited and William H. Roper, Ruth Roper, Robert E. Roper, Nancy Roper, C. Richard Roper,
                Margo Roper, William H. Roper as Trustee, Robert E. Roper as Trustee and C.
                Richard Roper as Trustee.
Exhibit 10.11   Side Letter Agreement dated February 27, 1995 between LINPAC Mouldings Limited and William H. Roper, Ruth Roper, Robert E. Roper, Nancy Roper, C. Richard Roper,
                Margo Roper, William H. Roper as Trustee, Robert E. Roper as Trustee and C.
                Richard Roper as Trustee.

                                                                                                 SEQUENTIALLY
  EXHIBIT                                                                                          NUMBERED
  NUMBER                                  DESCRIPTION                                               PAGE
  -------                                 -----------                                            ------------
Exhibit 10.12   Assignment of Claims dated February 27, 1995 between LINPAC Mouldings Limited and
                William H. Roper, Ruth Roper, Robert E. Roper, Nancy Roper, C. Richard Roper,
                Margo Roper, William H. Roper as Trustee, Robert E. Roper as Trustee and C.
                Richard Roper as Trustee.
Exhibit 10.13   Employment Agreement dated as of January 1, 1995 between Ropak Corporation and
                William H. Roper.
Exhibit 10.14   Continuing Guaranty dated February 20, 1995 executed by LINPAC Mouldings Limited as to Ropak Corporation employment agreement with William H. Roper.
Exhibit 10.15   Employment Agreement dated as of January 1, 1995 between Ropak Corporation and
                Robert E. Roper.
Exhibit 10.16   Continuing Guaranty dated February 20, 1995 executed by LINPAC Mouldings Limited as to Ropak Corporation employment agreement with Robert E. Roper.
Exhibit 10.17   Employment Agreement dated as of January 1, 1995 between Ropak Corporation and C.
                Richard Roper.
Exhibit 10.18   Continuing Guaranty dated February 20, 1995 executed by LINPAC Mouldings Limited as to Ropak Corporation employment agreement with C. Richard Roper.
Exhibit 10.19   Indemnification Agreement dated January 18, 1995 between Ropak Corporation and
                William H. Roper.
Exhibit 10.20   Indemnification Agreement dated January 18, 1995 between Ropak Corporation and
                Robert E. Roper.
Exhibit 10.21   Indemnification Agreement dated January 18, 1995 between Ropak Corporation and C.
                Richard Roper.
Exhibit 10.22   Indemnification Agreement dated January 18, 1995 between Ropak Corporation and
                Douglas H. MacDonald.
Exhibit 10.23   Indemnification Agreement dated January 18, 1995 between Ropak Corporation and
                Terry L. Nagelvoort.
Exhibit 10.24   Indemnification Agreement dated January 18, 1995 between Ropak Corporation and
                John H. Stafford.
Exhibit 10.25   Indemnification Agreement dated January 18, 1995 between Ropak Corporation and
                David A. Williams.
Exhibit 10.26   Form of Indemnification Agreement dated February 1, 1995 between Ropak
                Corporation and John L. Doughty.
Exhibit 10.27   Form of Indemnification Agreement dated February 1, 1995 between Ropak
                Corporation and Robert Alexander Lang.
Exhibit 10.28   Form of Indemnification Agreement dated February 1, 1995 between Ropak
                Corporation and Nigel Victor David Roe.
Exhibit 10.29   Form of Indemnification Agreement dated February 1, 1995 between Ropak
                Corporation and John Thorp.
Exhibit 10.30   Ropak Corporation's 1988 Incentive Stock Option Plan, as amended February 24,
                1994.
Exhibit 10.31   Ropak Corporation's 1991 Stock Option Plan as amended on February 24, 1994.
Exhibit 10.32   Stock option agreement granted February 19, 1991 to William H. Roper under 1991
                Stock Option Plan.
Exhibit 10.33   Letter dated February 27, 1995 executed by William H. Roper agreeing to cancellation of stock option agreement granted February 19, 1991.
Exhibit 10.34   Stock option agreement granted February 19, 1991 to C. Richard Roper under 1991
                Stock Option Plan.

                                                                                                 SEQUENTIALLY
  EXHIBIT                                                                                          NUMBERED
  NUMBER                                  DESCRIPTION                                               PAGE
  -------                                 -----------                                            ------------
Exhibit 10.35   Letter dated February 27, 1995 executed by C. Richard Roper agreeing to cancellation of stock option agreement granted February 19, 1991.
Exhibit 10.36   Stock option agreement granted February 19, 1991 to Robert E. Roper under 1991
                Stock Option Plan.
Exhibit 10.37   Letter dated February 27, 1995 executed by Robert E. Roper agreeing to cancellation of stock option agreement granted February 19, 1991.
Exhibit 10.38   Stock option agreement granted February 19, 1991 to James R. Connell under 1991
                Stock Option Plan.
Exhibit 10.39   Stock option agreement granted February 19, 1991 to James R. Dobell under 1991
                Stock Option Plan.
Exhibit 10.40   Stock option agreement granted February 19, 1991 to Ronald W. Cameron under 1991
                Stock Option Plan.
Exhibit 10.41   Stock option agreement granted May 17, 1990 to James R. Connell under 1988 Stock
                Option Plan.
Exhibit 10.42   Stock option agreement granted May 17, 1990 to James R. Dobell under 1988 Stock
                Option Plan.
Exhibit 10.43   Stock option agreement granted May 17, 1990 to Ronald W. Cameron under 1988 Stock
                Option Plan.
Exhibit 10.44   Stock option agreement granted February 7, 1994 to James R. Connell under 1988
                Stock Option Plan.
Exhibit 10.45   Stock option agreement granted February 7, 1994 to Ronald W. Cameron under 1988
                Stock Option Plan.
Exhibit 10.46   Common Stock Purchase Warrant dated July 1, 1985 covering 25,000 shares exercisable at $8.00 per share until June 30, 1990, issued by Ropak Corporation to Jet Partners.
Exhibit 10.47   Letter agreement dated November 28, 1989 extending expiration date for Jet
                Partners Common Stock Purchase Warrant to June 30, 1995.
Exhibit 10.48   Letter dated October 17, 1994 from Ropak Corporation to Jet Partners confirming adjustments to Common Stock Purchase Warrants resulting from prior stock dividends.
Exhibit 10.49   Letter agreement dated March 3, 1995 between Ropak Corporation and Jet Partners for the repurchase of 36,602 1/2 Common Stock Purchase Warrants.
Exhibit 10.50   Ropak Corporation's Supplemental Employee Benefits Plan, as amended and restated
                December 1, 1994, together with Supplemental Employee Benefits Agreements dated
                October 22, 1987 with the following employees: William H. Roper, Robert E. Roper,
                C. Richard Roper, James R. Dobell, Ronald W. Cameron and James R. Connell.
Exhibit 10.51   Trust Agreement under the Ropak Corporation's Supplemental Employee Benefits Plan
                dated December 1, 1994 between the Ropak Corporation and Wells Fargo Bank.
Exhibit 10.52   Letter dated March 15, 1995 executed by Douglas H. MacDonald expressing his intent to tender shares
Exhibit 10.53   Letter dated March 15, 1995 executed by James R. Connell expressing his intent to tender shares and options
Exhibit 10.54   Letter dated March 15, 1995 executed by James R. Dobell expressing his intent to tender shares and options
Exhibit 10.55   Letter dated March 15, 1995 executed by Ronald W. Cameron expressing his intent to tender shares and options
Exhibit 10.56   License Agreement dated December 31, 1979 between Ropak Corporation, William H.
                Roper, Robert E. Roper, Charles Richard Roper, Elvere Roper and Ralph A. Miller
                as to Ropak Corporation's license of certain trademark, patent and know-how rights.
Exhibit 10.57   Amendment dated as of November 1, 1985 to License Agreement as to Ropak
                Corporation's license of certain trademark, patent and know-how rights.
Exhibit 10.58   Lease dated January 25, 1984 between Ropak Corporation and Sixty-Sixty Limited as to Ropak Corporation's lease of premises located at 660 South State College
                Blvd., Fullerton, California.
Exhibit 10.59   Addendum dated October 31, 1985 to Lease of premises located at 660 South State
                College Blvd., Fullerton, California.
Exhibit 10.60   Article NINTH to the Certificate of Incorporation of Ropak Corporation relating to certain Business Combinations with an Interested Stockholder.
Exhibit 10.61   Section 9 of Article SIXTH to the Certificate of Incorporation of Ropak
                Corporation relating to indemnification of directors and officers.
Exhibit 10.62   Article X to the ByLaws of Ropak Corporation relating to indemnification of directors and officers.
